UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 27, 2025

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	32-0769697
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 8. Certain Unregistered Sales of Equity Securities.

On February 27, 2025, MUSIC LICENSING, INC. Announced (the "Company") issued 5,000,000,000 shares of its common stock to Jake P. Noch Family Office, LLC. under a court-approved Section 3(a)(10) exemption from registration pursuant to the Securities Act of 1933 (the "Act"). This issuance was conducted in accordance with the terms of a court-approved Settlement Agreement, under which securities issued in reliance on Section 3(a)(10) of the Act are exempt from the registration requirements of the Act and do not require issuance in limited tranches, nor are they subject to restrictions on their distribution.

Pursuant to the court order, the 3(a)(10) exemption provided is not linked to the public market per-share price of the Company’s common stock. Instead, the exemption and related issuances are based solely on the funds realized by Plaintiffs, including Jake P. Noch Family Office, LLC., from the sale of such shares. While the market value of the issued shares was approximately $1,125,000,000,000 USD as of the close of trading on February 26, 2025, the total balance owed and outstanding under the court-approved 3(a)(10) arrangement as of that date was approximately $36 million USD. Once Jake P. Noch Family Office, LLC. has fully realized the outstanding balance, all remaining shares from this issuance will be returned to the Company’s Transfer Agent, canceled, and restored to the Company’s treasury.

The rationale behind this large share issuance is due to historical challenges encountered by Jake P. Noch Family Office, LLC. in securing a stable custodian for custodial deposit of tranches of the Company's common stock. In the past, shares were deposited at a custodian; however, a significant decline in the Company’s common stock price caused the custodian to reject further tranches. As a response, the Company enacted a reverse stock split to increase the per-share price and approved a substantial tranche issuance to facilitate the realization of the full 3(a)(10) balance.

To ensure full compliance with the court order, Music Licensing, Inc. and Jake P. Noch Family Office, LLC. engaged an independent third-party bookkeeper to track the funds realized. This bookkeeper receives brokerage and account statements from Jake P. Noch Family Office, LLC. and independently verifies that sales do not exceed the approved threshold.

Furthermore, the Company has obtained a legal opinion from a securities counsel in good standing with the Florida Bar, confirming that the transactions under the 3(a)(10) arrangement are in full regulatory compliance. A copy of this legal opinion is attached as an exhibit to this Form 1-U filing. Additionally, copies of the court orders approving the 3(a)(10) exemption are included as exhibits.

Exhibit No.	Description
EX1U-CO	Court Order Approving Section 3(a)(10) Settlement Agreement
EX1U-LO	Legal Opinion from Securities Counsel

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: February 27, 2025	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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